20014057

Section

SEP 14 2020

Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2019 (MM/DD/YY) AND ENDING June 30, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ni Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1138 Cadillac Court
(No. and Street)

Milpitas	CA	95035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sui-Hock Goy (510)306-7777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ThayerOneal Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd, Suite 150	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sui-Hock Goy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ni Advisors, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of Santa Clara) ss.

Subscribed & sworn(or affirmed) before me on this 9th day of Sept 20 by Sui Hock Goy proved to me on the basis of satisfactory evidence to be the person who appeared before me.

A.K. Sandhu, (Notary Public)

A. K. SANDHU
COMM. # 2171762
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES NOV. 13, 2020

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
NI Advisors
1138 Cadillac Court
Milpitas, CA 95035

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of NI Advisors (the "Company") as of June 30, 2020, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as June 30, 2020, and the results of its operations and its cash flows for the year ended June 30, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of NI Advisors financial statements. The supplemental information is the responsibility of NI Advisors management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thayer O'Neal Company, LLC

Thayer O'Neal Company LLC

We have served as NI Advisors auditor since 2020.

Sugar Land, TX
September 11, 2020

NI ADVISORS
Statement of Financial Condition
June 30, 2020

Assets

Cash	$	458,418
Clearing deposit, US Treasury Note		105,829
Investment in partnerships		42,502
Commissions and accounts receivable		82,711
Property and equipment, net		-
Deposits & prepaid expenses		38,034
Total assets	$	727,494

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expense	$	110,560
Total liabilities		110,560
Commitments and contingencies		
Stockholder's equity		
Common stock, 10,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		116,700
Retained earnings		500,134
Total stockholder's equity		616,934
Total liabilities and stockholder's equity	$	727,494

The accompanying notes are integral part of these financial statements

NI ADVISORS
Statement of Income
For the Year Ended June 30, 2020

Revenues	
Private placement revenue	$ 2,834,064
Commission fees	312,076
12b-1 fees	16,274
Variable annuity revenue	199,369
Insurance revenue	187,126
Total Revenue	3,548,909
Expenses	
Compensation and benefits	2,831,252
Rent	26,547
Professional fees	96,790
Regulatory costs	33,364
Communications	9,015
Travel and entertainment	61,068
Clearing fees	78,110
Recruting bonus	120,000
Other operating expenses	88,607
Total expenses	3,344,753
Other income (expense)	
Loss on investment in partnership	(84,406)
Interest and dividend income	30,601
Other income	60,681
Total other income (expense)	6,876
Net income before income tax provision	211,032
Income tax provision	25,749
Net income	$ 185,283

The accompanying notes are an integral part of these financial statements

NI ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2019	100	$ 116,700	$ 314,851	$ 431,651
Net income	-	-	185,283	185,283
Balance at June 30, 2020	$ 100	$ 116,700	$ 500,134	$ 616,934

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Cash Flows
For the Year Ended June 30, 2020

Cash flow from operating activities:		
Net income		$ 185,283
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in :		
Commissions and accounts receivable		(72,232)
Deposits & prepaid expenses		(3,560)
Clearing deposit		(3,808)
Accounts payable and accrued expense		30,945
Net cash provided by operating activities		136,628
Net cash provided by investing activities		
Investment in partnership		59,406
		59,406
Net cash provided by financing activities		
Due from shareholder		50,000
		50,000
Net increase in cash		246,034
Cash at June 30, 2019		212,384
Cash at June 30, 2020		458,418
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 33,964	

The accompanying notes are an integral part of these financial statements

NI ADVISORS

Notes to Financial Statements

June 30, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

NI ADVISORS (the "Company") was incorporated in the State of California as a C Corporation on January 1, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retailing of private placements, mutual funds, and insurance.

Under its membership agreement with FINRA, the Company operates under Rule 15c3-3(k)(2)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis".

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

The Company's primary revenue sources derive from private placement revenue earned on a percentage of third-party investments, earned on the trade date. Commission fees are related to clearing expenses and are recorded on the trade date. Insurance fees are recorded as a percentage of the trades sold and are recorded on the trade date. 12b-1 fees and variable annuity revenue is recorded over their respective contractual periods. Interest is recognized on an accrual basis. Dividend income is recognized over a period of time. Other income mainly consists of expense reimbursement revenue and administrative services income which is recognized at a point in time.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity if three months or less to be cash equivalents.

Clearing Deposit

The Company has a clearing agreement with a third-party custodial institution where the assets are purchased through their clearing

Investments

The Company evaluates an investment for impairment by considering the length of time and extent to which market value has been less than cost or amortized cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Company's intent to sell the security or the likelihood that it will be required to sell the security before recovery of the entire amortized cost.

Commissions Receivable and Accounts Receivable

The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful amounts owing is provided for. If it is determined that commissions owed are uncollectible, they are written off in the period that the determination has been made.

The Company considers accounts receivable to fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Subsequent events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 9).

NOTE 2: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2020, various Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (ASC 842). The standard requires lessees to recognize almost all leases on the balance sheet as a Right-of-Use ("ROU") asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning December 1, 2018. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after July 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications.

The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities. Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonable certain that the Company will exercise such options. Management has also determined that the adoption of ASC 842 Lease Accounting has had no impact on the Company as the Company does not have any lease with a term greater than twelve months.

In June, 2016, the FASB issued ASU NO. 2016-13, "Financial Instruments-Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

NOTE 3: INCOME TAXES

The current and deferred portions of the income tax expense included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ 8,919	$ -	$ -	$ 8,919
State	16,830	-	-	16,830
Total income taxes expense	$ 25,749	$ -	$ -	$ 25,749

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three years but may exceed the limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2020, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computer Equipment	$ 2,734	5
Furniture	5,145	7
	7,879	
Less: accumulated depreciation	(7,879)	
Property and equipment, net	$ -	

There was no depreciation expense for the year ended June 30, 2020.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. At June 30, 2020, the Company was not a party to any such contract or agreement that would obligate it as a guarantor.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company’s policy to review, as necessary, the credit standing of each counter party. Based upon this review, the Company has determined that the exposure to this risk is minimal. Accordingly, as of June 30, 2020, there are no adjustments to the financial statements to reflect concentration of credit risk.

NOTE 7: FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities or active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2020:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Investment in partnerships	-	-	$42,502	$42,502
TOTALS	-	-	$42,502	$42,502

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2020:

Reconciliation of Level 3 Asset:	
Balance as of June 30, 2019	$101,908
Purchases, issuances and settlements	25,000
Return of investment	(84,406)
Balance as of June 30, 2020	$ 42,502

The Company holds investments in nonpublic companies with restricted marketability. No quoted market exists for these investments. They are stated at the closing fair market value as reported by management of the underlying company. Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. There is a net realized investment loss on private company investments held of $84,406 for the year ended June 30, 2020.

NOTE 8: REVENUE

The Company receives commissions on the sale of securities. Securities include variable annuity revenue, property and casualty insurance revenue, advisory fee revenue, municipal plan revenue,12b-1 fee revenue life insurance revenue, private placement revenue, mutual fund concession revenue, trading commissions, commission income and service income. Additionally, the Company receives revenue in the form of interest payments, and dividends. For the year ended June 30, 2020, revenue on private placement was $2,834,064, from commission fees was $120,230, from concession fees was $191,846, from 12b-1 fees was $16,274, from variable annuities was $199,369 and from insurance was $187,126. Other income from interest and dividends was $30,601, and other income was $60,681.

NOTE 9: OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause, this clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

At the statement date, the firm was not involved in any open arbitration proceedings.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

NI ADVISORS

Schedule I - Computation of Net Capital Requirements - Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the year ended June 30, 2020

Computation of net capital		
Total stockholder's equity		$ 616,934
Less: Non-allowable assets		
Investment in partnership	(42,502)	
Property and equipment, net	-	
Deposits & prepaid expenses	(38,034)	
Commission receivable, non-allowable portion	(38,887)	
Total non-allowable assets		(119,423)
Net Capital before haircuts		497,511
Less: Haircuts on securities		(2,117)
Net Capital		$ 495,394
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 7,371	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		7,371
Excess net capital		$ 488,023
Aggregate indebtedness		$110,560
Ratio of aggregate indebtedness to net capital		0.22

There were no differences between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2020.

SUPPLEMENTAL INFORMATION

NI ADVISORS

As of and for the Year Ended June 30, 2020

Statement Related to Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2020, the Company had net capital of $495,394 which was $488,023 in excess of its required net capital of $7,371 and the Company's ratio of aggregate indebtedness ($110,560) to net capital was 0.22 to 1.

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(ii)

Goy Sui-Hock
NI Advisors
1138 Cadillac Court
Milpitas, CA 95035

Dear Goy Sui-Hock:

We have reviewed management's statements, included in the accompanying Exemption Report, in which NI Advisors identified the following provisions of 17 C.F.R. §15c3-3(k) under which NI Advisors claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and NI Advisors stated that NI Advisors met the identified exemption provisions throughout the most recent fiscal year without exception NI Advisors is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about NI Advisors compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX
September 11, 2020

NI ADVISORS

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of June 30, 2020

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Ni Advisors, Inc.

1138 Cadillac Court, Milpitas, CA 95035. Tel: 510.306.7777 Fax: 510.339.9988 Email: goy@niadvisorsinc.com

Thayer O'Neal Company LLC Certified Public Accountants
101 Parklane Boulevard, Suite 201
Sugar Land, TX 77478

July 24, 2020

Assertions Regarding Exemption Provisions

We, as principals of NI Advisors ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The company met the identified exemption provision without exception throughout the most recent fiscal year starting July 1, 2019 through June 30, 2020.

Ni Advisors

By:

Suihock Goy, CEO

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Report Of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures

Director and Shareholder
NI Advisors
1138 Cadillac Court,
Milpitas, CA 95035

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by NI Advisors (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments represented on Form SIPC 6 &7 with the respective cash disbursements record entries, noting no differences.
2 Compared audited Total Revenue for the period of July 1, 2019 through June 30, 2020 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3 Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4 Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5 If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be the expression of an opinion on conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL COMPANY, LLC

We have serves as the Company's auditors since 2020
Sugar Land, TX
September 11, 2020

NI Advisors
SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year Ended June 30, 2020

		Amount
Total assessment	$	4,520
SIPC-6 general assessment Payment made on January 21, 2020		2,493
SIPC-7 general assessment Payment made on July 24, 2020		1,936
Amended SIPC-7 general assessment Payment made on September 11, 2020		91
Total assessment balance		
(overpayment carried forward)	$	-

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.